Exhibit 8.1

The principal subsidiaries of NatWest Group plc are:

	Nature of business	Country of incorporation and principal area of operation	Group interest
National Westminster Bank Plc (1,3)	Banking	Great Britain	100%
The Royal Bank of Scotland plc (3)	Banking	Great Britain	100%
Coutts & Company (2,3)	Banking	Great Britain	100%
NatWest Markets Plc	Banking	Great Britain	100%
NatWest Markets N.V. (4)	Banking	Netherlands	100%
The Royal Bank of Scotland International Limited (5)	Financial Institution	Jersey	100%

(1)	The parent company does not hold any of the preference shares in issue.
(2)	Coutts & Company is incorporated with unlimited liability.
(3)	Owned via NatWest Holdings Limited.
(4)	Owned via NatWest Markets Plc.
(5)	Owned via The Royal Bank of Scotland International (Holdings) Limited.

The above information is provided only in relation to subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at 31 December 2024.